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                              August 31, 2023

       Danny Sheng Wu Yeung
       Chief Executive Officer
       Prenetics Global Ltd
       Unit 701-706, K11 Atelier King   s Road
       728 King   s Road, Quarry Bay
       Hong Kong

                                                        Re: Prenetics Global
Ltd
                                                            Annual Report on
Form 20-F for Fiscal Year Ended December 31, 2022
                                                            Response dated
August 18, 2023
                                                            File No. 001-41401

       Dear Danny Sheng Wu Yeung:

              We have reviewed your August 18, 2023, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 17, 2023, letter.

       Annual Report on Form 20-F for the Year Ended December 31, 2022

       General

   1. We note your response to comment 1 and your proposed disclosure relating to the difficulties of serving
process, bringing original actions based on U.S. securities laws in
                                                        non-U.S. courts and
enforcing U.S. judgments in non-U.S. courts, each as they relate to your directors and
officers that reside outside of the U.S. Please expand this disclosure to disclose the same
difficulties as it applies to your company, not just your officers and directors.
 Danny Sheng Wu Yeung
FirstName  LastName
Prenetics Global Ltd Danny Sheng Wu Yeung
Comapany
August  31, NamePrenetics
            2023          Global Ltd
August
Page 2 31, 2023 Page 2
FirstName LastName
       You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:      Nadia Wong, Esq.